SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Information to be included in statements filed pursuant to Rule 13d-1 and amendments thereto filed pursuant to Rule 13d-2a

SCHEDULE 13D

(Rule 13d-101)

Granite City Food & Brewery Ltd.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

38724Q 10 7

(CUSIP Number)

Eugene McGowan

122 S. Phillips Avenue, Suite 300

Sioux Falls, SD 57104

(605)331-0091

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 1 , 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),  check the following box             ☐

NOTE:  Schedules filed in paper format shall include the signed original and five copies of the Schedule, ,including all exhibits.   See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38724Q 10 7

1.	Names and I.R.S. Identification No. of Reporting Persons Brew Buddies, L.L.C. 13-4210012

2.	Check the appropriate box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings is required pursuant to Item 2(d) or 2(e) Not applicable

6.	Citizenship or Place of Organization USA (South Dakota)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,946,200 shares*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,946,200 shares*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,946,200 shares of Common Stock*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)

13.	Percent of Class Represented by Amount in Row (11) 33.7%

14.	Type of Reporting Person (See Instructions) OO

*                                         Represents 1,297,467 shares purchasable pursuant to the conversion of 20,500 shares of Series A Convertible Preferred Stock and 648,733 shares purchasable pursuant to the exercise of Common Stock Warrants.

ITEM 1.              SECURITY AND ISSUER.

This Schedule 13D (this “Schedule 13D”) relates to the Common Stock, $0.01 par value (the “Common Stock”), of Granite City Food & Brewery Ltd., 5831 Cedar Lake Road, St. Louis Park, MN 55416.

ITEM 2.              IDENTITY AND BACKGROUND.

(a) – (b)	The person filing this Schedule 13D is Brew Buddies, L.L.C., a South Dakota Limited Liability Company. Its address is: 230 S. Phillips Avenue, Ste. 202 Sioux Falls, S.D. 57104
(c)	The filer’s primary business is investment in Issuer.
(d)	None
(e)	None

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                                                                                    Source of Funds ($2,050,000) for this acquisition was from the working capital of Brew Buddies, L.L.C.  Such capital which was raised pursuant to a private placement memorandum to solely accreditted investors dated August 6, 2002.

ITEM 4.              PURPOSE OF TRANSACTION.

The Reporting Person acquired the securities described herein for investment purposes.

(a)               The Reporting Person may acquire more shares of Common Stock or dispose of Common Stock as business and market conditions dictate.

(b)               The Reporting Person does not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Issuer or any of its subsidiaries.

(c)               The Reporting Person does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of Issuer or of any of its subsidiaries.

(d)               The Reporting Person has entered into a voting agreeement with regard to the placement of one nominee of Reporting Person's choice on the Board of Directors of the Issuer.

(e)               The Reporting Person does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of Issuer.

(f)                The Reporting Person does not have any plans or proposals that relate to or would result in any other material change in Issuer's business or corporate structure.

(g)               The Reporting Person does not have any plans or proposals that relate to or would result in changes in Issuer's charter or bylaws or other actions which may impede the acquisition of control of Issuer by any person.

(h)               The Reporting Person does not have any plans or proposals that relate to or would result in causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)                The Reporting Person does not have any plans or proposals that relate to or would result in a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)                The Reporting Person does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER.

(a)               Brew Buddies, L.L.C. beneficially owns 33.7% of the Common Stock of the Issuer, or 1,946,200 shares, 1,297,467 shares pursuant to conversion of 20,500 Series A Convertible Preferred Shares of the Issuer and 648,733 shares purchasable pursuant to the exercise of Common Stock Warrants.

(b)               Brew Buddies, L.L.C. has the sole power to vote and dispose of all of its shares.  Brew Buddies’ power to vote is vested in its Managing Member, Brew Masters, L.L.C., 230 S. Phillips Avenue, Suite 202, Sioux Falls, SD 57104, a company engaged in the business of management.

(c)               Not applicable.

(d)               The Reporting Person knows of no person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares reported herein.

(e)               Not applicable.

ITEM 6.              CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR

RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE

ISSUER.

The Common Stock is beneficially owned as a result of Issuer’s private placement offering, whereby Brew Buddies executed a Subscription Agreement for the purchase of the Series A Convertible Preferred Stock and Warrants for Common Stock of the Issuer, a copy of such Subscription Agreement which is attached hereto as Exhibit A.

Donald A. Dunham, Jr., a member of Brew Masters, L.L.C, the Managing Member of Brew Buddies, L.L.C. and the Issuer are involved in negotiations regarding the hiring of The Dunham Company as the real estate developer for all future Granite City restaurant locations.  It is anticipated that the Issuer and The Dunham Company will enter into a development contract which will provide, in essence, that Mr. Dunham of The Dunham Company will be responsible to locate and secure real estate locations, develop and construct the restaurant buildings, and lease the facility to the Issuer.

Bluestem Capital Company, L.L.C. a member of Brew Masters, L.L.C., the Managing Member of Brew Buddies, L.L.C. has as its members Steve Kirby and Paul Schock.  Paul Schock and Steve Kirby are also officers of the General Partner of Bluestem Capital Partners III Limited Partnership, an SBIC which has also purchased Series A Convertible Preferred Stock and Warrants for Common Stock pursuant to the Issuer's private placement offering.

Brew Buddies is party to a voting agreement with Brewing Ventures, L.L.C., a Minnesota limited liability company ("Brewing Ventures"), with regard to the 1,662,500 shares of common stock of the Issuer owned by Brewing Ventures, attached hereto as Exhibit C.  Such voting agreement provides for the voting of Brewing Ventures' shares for the nominee of Brew Buddies.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:                    Subscription Agreement between Granite City Food & Brewery, Ltd. and Brew Buddies, L.L.C., dated September 30, 2002.

Exhibit B:                      Authorization Resolution of Brew Buddies, L.L.C.

Exhibit C:                      Voting Agreement by and between Brewing Ventures, L.L.C. and Brew Buddies, L.L.C. dated October 1, 2002.

SIGNATURE

                            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Brew Buddies, L.L.C.
By:	Brew Masters, L.L.C.
Its Managing Member

/s/ Eugene McGowan
By: Eugene McGowan
Its: Authorized Member

Dated:	October 31, 2002

Exhibits to Form 13 D

Exhibit A:	Subscription Agreement between Granite City Food & Brewery, Ltd and Brew Buddies, L.L.C. dated September 30, 2002.
Exhibit B:	Authorization Resolution of Brew Buddies, LLC
Exhibit C:	Voting Agreement by and between Brewing Ventures, L.L.C. and Brew Buddies, L.L.C. dated October 1, 2002.